22003353

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SEC FILE NUMBER
8-40745

SEC Mail Processing
FEB 25 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D. E. Shaw Securities, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1166 Avenue of the Americas, Ninth Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Ahn	(212) 478-0000	jeffrey.ahn@deshaw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey Ahn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D. E. Shaw Securities, L.L.C., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TRACY J RUHLING
Notary Public, State of New York
No. 02RU6162893
Qualified in Nassau County
Commission Expires March 19, 2023

Notary Public

Signature:

Title:
Authorized Signatory

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Page

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplementary Information	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	10
Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3	11

EY
Building a better working world

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Manager of
D. E. Shaw Securities, L.L.C.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D. E. Shaw Securities, L.L.C. (the "Company") as of December 31, 2021, the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, the Statement Regarding Determination of Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control

Building a better working world

Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2002.
February 22, 2022

D. E. Shaw Securities, L.L.C.

Statement of Financial Condition

December 31, 2021

(Expressed in United States dollars)

		(in thousands)
Assets		
Cash	$	1,228
Other assets		22
Total Assets	**$**	**1,250**
Liabilities and Member's Capital		
Payable to affiliate	$	45
Total Liabilities		**45**
Commitments and Contingencies		
Member's Capital		**1,205**
Total Liabilities and Member's Capital	**$**	**1,250**

The accompanying notes are an integral part of this statement.

Statement of Operations

Year Ended December 31, 2021

(Expressed in United States dollars)

	(in thousands)
Expenses	
Operating and other expenses	$ (406)
Total Expenses	**(406)**
Net Loss	**$ (406)**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Changes in Member's Capital

Year Ended December 31, 2021

(Expressed in United States dollars)

	(in thousands)
Member's Capital: January Opening Balance	**$ 1,111**
Capital contributions	500
Net loss	(406)
Member's Capital: December 31, 2021	**$ 1,205**

The accompanying notes are an integral part of this statement.

D. E. Shaw Securities, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2021

(Expressed in United States dollars)

	(in thousands)
Cash Flows from Operating Activities:	
Net loss	$ (406)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in operating assets and liabilities:	
Increase in operating liability:	
Payable to affiliate	15
Net Cash Used for Operating Activities	**(391)**
Cash Flows from Financing Activities:	
Capital contributions	500
Net Cash Provided by Financing Activities	**500**
Net Increase in Cash	**109**
Cash at the Beginning of the Year	**1,119**
Cash at the End of the Year	**$ 1,228**

The accompanying notes are an integral part of this statement.

Notes to Financial Statements

Year Ended December 31, 2021

1. Organization

D. E. Shaw Securities, L.L.C. (the "Company") is a Delaware limited liability company. D. E. Shaw & Co., L.P. (the "Manager") is the manager and sole member of the Company.

The Company is a capital acquisition broker-dealer, registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), that acts as a placement agent for certain companies in the D. E. Shaw group.

Arcesium LLC, an affiliate of the Company, provides certain middle- and back-office technology and services for a variety of post-trade and portfolio accounting functions with respect to the Company.

2. Significant Accounting Policies

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), which may require management to use its judgment in making certain estimates. Due to the uncertainties inherent in any such estimation process, it is expected that such estimates may differ from the amounts ultimately realized, and the differences may be material.

The financial statements of the Company are expressed in United States dollars.

Nothing in these financial statements or notes shall (a) create or imply any limit on the discretion of the Manager or (b) be deemed to modify any provisions of the Company's operating documents.

As of year-end, the Company's cash was deposited with, or held by, HSBC and there was no interest earned.

Substantially all of the Company's assets and liabilities are recorded at contracted amounts that approximate fair value.

The Company accounts for the effect of uncertain tax positions in its financial statements. The Company measures such tax positions against the more-likely-than-not threshold, based on whether those positions would be expected to be sustained if examined by the relevant tax authority. With respect to any tax positions that do not meet the more-likely-than-not threshold, the Company records a corresponding liability and expense in the financial statements, though no liabilities or expenses, including interest and penalties, were deemed necessary for recording during the year. While there can be no assurances that the taxing authority in any jurisdiction will agree with the tax positions adopted by the Company, the Company does not expect that any assessments would be material to its financial position if the taxing authority did not agree with such tax positions. U.S. federal, state, and local income taxes are not provided because the Manager reports the Company's taxable income or loss on its tax return.

3. Related Party Transactions

The Manager may utilize one or more affiliates, directly and/or indirectly, to provide substantially all personnel, administrative functions, overhead, and other services with respect to the Company. In consideration for providing these services, and in accordance with the applicable operating documents, the Company directly and/or indirectly reimburses the Manager for the effect of bearing certain costs and expenses. The Company was charged $396,000 by the Manager for such costs and expenses. Substantially all of this amount was related to (a) securities licenses, (b) employee compensation, and (c) professional and consulting fees. Payable to affiliate represents amounts due to the Manager with respect to such charged amounts. Any such payables are due on demand. To the extent applicable, interest is charged on these types of intercompany balances at rates both selected by, and believed to be commercially reasonable by, the Manager. However, no interest was charged on any such related party transactions as a result of such amounts generally being settled on demand.

The Company receives no compensation for its role in private placement services that it provides to other companies in the D. E. Shaw group.

4. Regulatory Considerations and Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company is a capital acquisition broker and therefore has elected the basic net capital method permitted by Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness to net capital. As of year-end, the Company has net capital, calculated based on Rule 15c3-1 requirements, of approximately $1,183,000, which exceeds the minimum requirement by approximately $1,178,000.

The Company has claimed exemption from the provision of SEC Rule 15c3-3, as the Company does not hold funds or securities for, or owe money or securities to, customers.

5. Commitments

In the normal course of business, the Company enters into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnities is generally unknown. However, no claims have been made under these indemnities in the past, and while there can be no assurances in this regard, the Company is not aware of any such claims that may be made in the future. Therefore, the Company does not consider it necessary to record a liability for these indemnities under U.S. GAAP.

6. Subsequent Events

The Company has evaluated events subsequent to year-end through February 22, 2022, the date the financial statements were available to be issued, and there is nothing material to disclose.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2021

(Expressed in United States dollars)

	(in thousands)
Member's Capital	**$ 1,205**
Nonallowable assets	(22)
Net Capital	**1,183**
Minimum net capital requirement	(5)
Excess Net Capital	**$ 1,178**

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

Statement Regarding Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2021

The Company is exempt from the computation of reserve requirements and from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934.

EY
Building a better working world

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Manager of
D. E. Shaw Securities, L.L.C.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which D. E. Shaw Securities, L.L.C. (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2021 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Note 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2022

D. E. Shaw Securities, L.L.C.

1166 Avenue of the Americas
Ninth Floor
New York, NY 10036

(212) 478-0000
Fax (212) 478-0100

D. E. Shaw Securities, L.L.C.'s Exemption Report

D. E. Shaw Securities, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5. To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2021 without exception.

D. E. Shaw Securities, L.L.C.

I, Jeffrey Ahn, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Jeffrey Ahn
Authorized Signatory

February 22, 2022